Exhibit 5


AMERICAN NATIONAL INSURANCE COMPANY
ONE MOODY PLAZA GALVESTON, TEXAS

LEVEL TERM RIDER

DATE OF ISSUE. The Date of Issue of this rider will be the Date of Issue of the policy it is attached to, unless otherwise endorsed.

BENEFIT. We will pay the beneficiary, as specified below, the rider death benefit for a Covered Person, if all the terms of this rider and the policy are met. We must first receive due proof, at Our Home Office, that the death of the Covered Person occurred: (1) before the rider expiry date; and (2) while this rider is in full force and effect. The rider expiry date for each Covered Person is shown on the Data Page.

COVERED PERSON DEFINED. The Covered Persons are named on the Data Page. Covered Persons may be deleted from, or, with evidence of insurability, added to this benefit. When this occurs, we will send You a revised Data Page.

RIDER DEATH BENEFIT. Each rider death benefit specified in the application for a Covered Person is shown separately in the Data
Pages.

Subject to Our approval, You may change the rider death benefit for any Covered Person, if you request such change in writing during the lifetime of the Covered Person. You must provide evidence of insurability satisfactory to Us before any request for an increase in rider death benefit becomes effective.

Any elective decrease in the rider death benefit will become effective on the Monthly Deduction Date that falls on or next follows the date the request is received. Any increase will become effective on the Monthly Deduction Date that coincides with or next follows Our approval of the increase.

CONVERTIBILITY. The death benefit on a Covered Person may be converted without evidence of insurability to a policy similar to the policy to which this rider is attached. The policy must be one We then offer. You must apply in writing in a form acceptable to Us and submit the policy to Us for endorsement. Conversion must take place:
(1) while the term insurance provided by this rider is in full force and effect; and
(2) before the conversion period expiry date shown on the Data Page. The new policy amount is subject to Our minimum for the type of policy chosen. All of the following must be furnished to Us at the same time:
(1) the Application for conversion;
(2) the policy to which this rider is attached;  and
(3) the full first premium for the new policy.
The new policy will be:
(1) effective on the date of conversion at the Covered Person's attained age;
(1) issued at premium rates used by Us on the conversion date;
(2) based on the Covered Person's risk class on the conversion date;
and
(3) issued for any amount less than or equal to the amount of the death benefit, in force on this rider on the date of conversion for the Covered Person.
The effective date of the conversion and the Date of Issue of the new policy are the same.


INCONTESTABILITY. This rider shall be incontestable after it has been in force during the lifetime of the Covered Person for 2 years from its effective date, except for nonpayment of premium.

Any increase in the Covered Person's death benefit after the effective date of this rider, or any reinstatement shall be incontestable after the increase or reinstatement is in force during the lifetime of the Covered Person for 2 years after the effective date of the increase or reinstatement, except for nonpayment of premium.

REINSTATEMENT. To reinstate this rider, facts must be given to Us to satisfy Us that the Covered Person is then insurable. The provisions for reinstatement in the policy must also be met.

BENEFICIARY DESIGNATION. Any amount payable under this rider upon the death of the Covered Person will be paid to the rider's beneficiary, if living. You may name a beneficiary in the manner described in the policy's change of beneficiary provision. If no rider beneficiary is named, the rider's beneficiary will be the policy's beneficiary, if the Covered Person is the policy's Insured. If no rider beneficiary is named, the rider's beneficiary will be the policy's Insured, if the Covered Person is other than the policy's insured. If there is no surviving beneficiary, the amount payable will be paid to the Covered Person's estate.

TERMINATION. This rider's benefits will not be payable if death occurs after this rider terminates. The rider will terminate for a Covered Person immediately upon the earliest of the following:
(1) the date the grace period for the policy expires;
(2) the date the policy matures, expires, or is  surrendered; or
(3) this rider's expiry date for that Covered Person, as shown on the Data Page.
At Your written request, We will terminate this rider. You must return the policy to Us for endorsement. This rider will terminate on the Monthly Deduction Date that coincides with or next follows the receipt, at Our Home Office, of the request to terminate this rider. After the date this rider terminates, the Cost of Insurance for this rider's benefit will no longer be included in the Monthly Deduction.

COST OF INSURANCE. The Cost of Insurance for the Level Term rider is the sum of the Cost of Insurance for each Covered Person. It is determined on a monthly basis. The monthly cost for each Covered Person is calculated as (a) multiplied by (b) divided by (c) where:
(a) is that Covered Person's Cost of Insurance Rate;
(b) is the death benefit for that Covered Person on the Monthly Deduction Date; and
(c) is 1000.
The monthly Cost of Insurance Rate for the Covered Person is based on the sex, age, and risk class of the Covered Person, when the death benefit took effect and how many years the death benefit has been in effect. Monthly Cost of Insurance rates will be determined by Us from time to time. However, the Cost of Insurance Rates will not be greater than those shown in the Table of Guaranteed Maximum Cost of Insurance Rates for the Covered Person. The Table of Guaranteed Maximum Cost of Insurance Rates for this rider will be:
(1) shown on the Data Page if this rider is included in the policy on the Date of Issue of the policy; and
(2) shown on the policy endorsement if this rider is added to the policy after the Date of Issue of the policy.
SURRENDER VALUES.  This rider has no Surrender  Value.

This rider is a part of the policy to which it is attached. The policy provisions that apply will be construed to be a part of this rider.

Signed for Us at Galveston, Texas, on the Date of Issue.





	SECRETARY	PRESIDENT
Form WQLT